UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934


                            RMR Asia Real Estate Fund
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                                (Name of Issuer)


             Common Shares of Beneficial Interest, $0.001 par value
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                         (Title of Class of Securities)


                                    74964Q101
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                                 (CUSIP Number)


                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |X|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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   Name of Reporting Person.
1. I.R.S. Identification Nos. of above persons (entities only).

   Roumell Asset Management, LLC
   52-2145132


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   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  |_|
2.                                                                     (b)  |_|


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   SEC Use Only
3.


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   Citizenship or Place of Organization

4. Maryland


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   Number of                           Sole Voting Power
                                 5.
    Shares                             0

 Beneficially                    ---------------------------------------------
                                       Shared Voting Power
  Owned By
                                 6.
     Each                              250,940

  Reporting                      ---------------------------------------------
                                       Sole Dispositive Power
    Person                       7.
                                       250,940
    With:
                                 ---------------------------------------------
                                       Shared Dispositive Power
                                 8.
                                       0

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   Aggregate Amount Beneficially Owned by Each Reporting Person
9.
   250,940

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   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
10.                                                         |_| Not Applicable

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    Percent of Class Represented by Amount in Row (9)
11.
    Approximately 5.3% (based on the 4,755,000 common shares of beneficial interest outstanding as of June 30, 2007, as reported on the Issuer's Certified Shareholder Report on Form N-CSR filed August 17, 2007).

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   Type of Reporting Person (See Instructions)
12.
   IA

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


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Item 1(a). Name of Issuer:

                RMR Asia Real Estate Fund

----------------------------- ------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                400 Centre Street, Newton, Massachusetts 02458

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Item 2(a). Name of Persons Filing:

                Roumell Asset Management, LLC ("RAM")

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Item 2(b). Address of Principal Business Office or, if none, Residence:

                2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815

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Item 2(c). Citizenship:

                Maryland

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Item 2(d). Title of Class of Securities:

                Common Shares of Beneficial Interest, $0.001 par value

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Item 2(e). CUSIP Number:

                74964Q101

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Item 3.  If this statement is filed pursuant to Rule 13(d)-1(b), or
         13(d)-2(b), or (c), check whether the person filing is a:

    (a)  |_| Broker or dealer registered under Section 15 of the
               Exchange Act.

    (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940.

    (e)  |x| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

    (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

     (a) Amount beneficially owned:

               See Items 5-11 on the cover sheet of this Schedule 13G.

         ---------------------------------------------------------------------
     (b) Percent of class:

               5.3%

         Based on the 4,755,000 common shares of beneficial interest outstanding as of June 30, 2007, as reported on the Issuer's Certified Shareholder Report on Form N-CSR filed August 17, 2007.

         ---------------------------------------------------------------------
     (c) Number of shares as to which each person has:

     (i)   Sole power to vote or to direct the vote                 0
                                                           -------------------

     (ii)  Shared power to vote or to direct the vote         250,940
                                                           -------------------

     (iii) Sole power to dispose or to direct the
           disposition of                                     250,940
                                                           -------------------

     (iv)  Shared power to dispose or to direct the
           disposition of                                           0
                                                           -------------------

Item 5.           Ownership of Five Percent or Less of a Class.
                      Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  RAM has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                      Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                      Not applicable.

Item 9.           Notice of Dissolution Group.
                      Not applicable.

Item. 10.         Certification.

                      By signing below, the undersigned (i) certifies that, to
                  the best of his knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declares and affirms that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by RAM, for its own account).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 11, 2008
                          ---------------------------------------------------
                                          (Date)


                                      /s/ James C. Roumell
                          ---------------------------------------------------
                                          (Signature)


                                     James C. Roumell, President
                          ---------------------------------------------------
                                          (Name/Title)